

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

February 23, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



07021515

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated February 23, 2007

Enclosed is a copy of our News Release dated February 23, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President



Enclosure





DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

February 23, 2007 For Immediate Release

- **CONTINUED DIVERSIFICATION TO TAKE ADVANTAGE OF UNDER EXPLORED COPPER MOLYBDENUM PROJECTS**
- **UPDATES ON ATKINSON GOLD AND THOMLINSON MOLYBDENUM PROSPECTS**

Dentonia Resources Ltd. ("Dentonia") has optioned two molybdenum copper (Mo-Cu) prospects, under the exempt transaction rules of the TSX Venture Exchange, i.e. the Lennac Lake Porphyry Cu-Mo Prospect and the Brittain River Porphyry Mo-Cu Prospect, by making initial payments of $10,000 each, with payments of $1,000,000 each, over 10 year periods, subject to a 2% royalty with buy-out right, from Optionors, Don MacIntyre, Ph.D. P.Eng. and Victor Parsons, B.Sc.

The Lennac Lake Porphyry Cu-Mo Prospect

The Lennac Lake Prospect is located in the Babine Lake area of central British Columbia, comprised of 68 claim units and has been explored since 1971 by various operators, including some majors.

The Lennac Lake property covers several zones of Cu-Mo mineralization associated with porphyritic phases of the Late Cretaceous Bulkley intrusions. These intrusions are of a similar age and composition to those that host the Yorke Hardy porphyry Mo deposit at Smithers (Blue Pearl Mining), 48 kilometres to the west, and the operating Huckleberry porphyry Cu mine, 130 kilometres to the southwest. Although the west and east zones of Lennac Lake prospect have been tested by drilling, original drill logs and assays are not available and the potential of these zones is difficult to assess, particularly their overall Au content.

The newer southeast zone is untested by drilling and represents a significant, under-explored exploration target. Isolated outcrops and trenches have exposed mineralization over a distance of 600 metres suggesting the potential for large deposits. Of particular importance is the occurrence of molybdenum bearing quartz vein stockworking in siliceous quartz-feldspar porphyry within this zone. This occurrence has been exposed by trenching in a relatively flat area with virtually no outcrop. The extent and overall grade of this mineralization is currently unknown and can only be evaluated by further exploration work, particularly diamond drilling.

The Lennac Lake property is ideally situated for potential development. A paved road and powerline are located within 5 kilometres of the property, and access to major rail and highway routes is only 30 kilometres to the southwest. In addition, the property covers relatively flat terrain covered by pine forest that is infected with pine beetle. Salvage logging will probably occur in the next few years thus opening up the area to further exploration. Finally, because of the flat terrain and shallow overburden, the stripping ratio for an open pit operation would be very low thus reducing mining costs.

Brittain River Porphyry Mo-Cu Prospect

The Brittain River porphyry Mo-Cu prospect is located approximately 45 kilometres east-northeast of Powell River in the Jervis Inlet area, Southwest British Columbia, and consists of 7 claims, 6 claims recently staked by Dentonia.

This project is accessible via logging roads that starts at a barge landing on Jervis Inlet, approximately 10 kilometres south of the Brittain River prospect.

The Brittain River prospect represents a significant, under-explored porphyry Mo-Cu prospect within the Coast Complex. Other properties that are associated with multiple phase porphyry plutons which intrude older Coast Complex rocks include the Ok prospect north of Powell River and the Quartz Hill deposit in Alaska (+1 billion tons grading 0.15% MoS_2 or 0.09% Mo).

All of the previous explorations on the property have alluded to the fact that the QFP (quartz feldspar porphyry) appears to be unroofed at a shallow level and that there is potential for a large tonnage, low grade porphyry Mo deposit associated with this intrusion. However, until this property is drilled, the extent and overall grade of Mo-Cu mineralization will continue to be unknown, however, significant molybdenum and copper mineralization with values up to 0.68% Mo and 0.82% Cu in three localities over a distance of 1,000 metres have been located. The property is close to tidewater and is well situated for development.

It is Dentonia's intention during the coming field season to dispatch prospecting crews, followed by geophysical surveys to determine and locate possible drill locations.

Rationale for Acquisition of the Mo-Cu Prospects

- Under Explored, dormant for years due to low Mo prices
- Increase in Metal Prices
- Multiple Use of Molybdenum

To quote from a US Geological Service ("USGS") paper:

> "Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron and super alloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. *The versatility of molybdenum is enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical application, including catalysts, lubricants, and pigments. *Few of molybdenum's uses have acceptable substitutions."

As was noted in an article, Canadian Mining Magazine, winter 2006-2007, there has been a strong resurgence in the market for molybdenum. Once closed mines have been reopened and once dormant exploration prospects are being reassessed and explored, it was noted that there has been an average annual increase in the demand of molybdenum of 4%, which translate to additional requirement of 15 to 16 million pounds in 2007.

In a report by Ken Reser, September 30, 2005 titled "Molybdenum --- The Big Secret", Ken Reser refers to molybdenum as "the metal for the 21st century". The "Big Secret" is the fact that molybdenum may be used more and more, as a catalyst, currently only 8%, in the liquefaction of coal, oil sands, plastics, and tires. To quote from this report:

> "The other aspect of this trend towards liquefaction is the use of recycled tires and plastics in the process. The plastic alone is estimated comprise approximately 21% by volume of US landfill sites. There is obviously no need to mention the quantities of used tires in the world. The process for the liquefaction involving tires and plastic is called Co-Processing and is achieved by combining feed-stocks of coal with the other two products simultaneously.
>
> Without going into a long scientific and technical overview of the coal liquefaction and the co-processing technologies it is important to realize that the present success and feasibility of coal liquefaction is hinged on the recent perfection of an Iron/Molybdenum catalyst used in the de-sulfurization portion of the process."

Thomlinson Creek Project, near Hazelton, central British Columbia

Dentonia carried out sufficient exploration work over the last year to file assessment work to keep the claims in good standing for a period of 10 years and has made the option payment of $20,000 for the year 2007.

Although 2 diamond drill holes intersected in excess of 300m of Mo mineralization each, the grade was sub-economic, between 0.02% to 0.03% Mo. Dentonia expect to re prospect the Thomlinson Creek prospect this summer to locate additional drill targets.

Atkinson Gold Prospect, Lipton Claim Group, Abitibi Greenstone Belt, Porcupine Mining Division, James Bay Lowlands, Ontario

Due to weather conditions and equipment problems, airborne geophysical survey announced on January 9, 2007, was delayed but is currently in progress.

The Atkinson gold prospect was described by Paul Nicholls, P. Eng. in an assessment report filed with the Ontario Government as follows:

> "With the exception of hole L-06-18 all holes intersected gold mineralization with values greater than 500 ppb. To date drilling by Dentonia and by previous companies has identified at least two zones of gold mineralization on the Lipton claims. The highest Au grades have been intersected at the contact between the chemical sediments and the felsic tuffs. This zone was intersected in holes L-06-12, 14, 15, and 19 and appears to be open to the north-west. The zone (Contact Zone) appears to be structurally controlled, dipping to the north and west at approximately 20°; sub parallel to the geology. The thickness of the Contact Zone ranges from 1.0 to approximately 10.0m and has been intersected in 21 drill holes completed by Dentonia and previous operators with grades ranging from 0.25 g/t Au (over a core length of 1.0m) to 14.4 g/t Au (over a core length of 7.7m)
>
> Approximately 60 metres above the Contact Zone or 20m to 50m below surface, a second zone of Au mineralization has been intersected in the mafic volcanic rocks (designated M1). The M1 zone was intersected in holes L-06-13, 14, 15, 16, 17, 19, and 20 band appears to parallel the Contact Zone. The M1 zone ranges in thickness from 1.0 metre to approximately 9.0 metres and Au grades range from 0.24 g/t to 85.51 g/t with the majority of the intersections being less than 2.0 g/t Au.
>
> Additional work in the form of geophysical survey and drilling is required to follow up on the gold mineralization intersected by the 2006 program."

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END